Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated April 22, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 April 26, 2013

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Tel: (801) 844-7637
Salt Lake City, Utah
Harris H. Simmons
Chairman/Chief Executive Officer

Zions Bancorporation Announces Plans to Auction $50 Million to $100 Million

of Non-Cumulative Perpetual Preferred Stock Through Zions Direct

SALT LAKE CITY, April 26, 2013 – Zions Bancorporation (“Zions”) today announced its plans to offer 2,000,000 depositary shares ($50,000,000 aggregate liquidation preference) to 4,000,000 depositary shares ($100,000,000 aggregate liquidation preference) each representing a 1/40th interest in a share of Series H fixed rate non-cumulative perpetual preferred stock pursuant to a prospectus supplement dated April 22, 2013 to its prospectus dated April 4, 2011. The public offering price of each depositary share will be equal to the liquidation preference per depositary share, or $25.00. During the auction period, potential bidders will be able to place bids for the dividend rate for the depositary shares at or above a minimum dividend rate of 5.75% per depositary share (in increments of 0.05%) and up to and including the maximum dividend rate of 6.15% per depositary share. Zions initially announced this offering on April 22, 2013. The dividend rate, allocation and amount of depositary shares to be sold in this offering will be determined by an online auction process facilitated by Zions Direct, Inc. (“Zions Direct”), as auction service provider. Deutsche Bank Securities Inc., Goldman, Sachs & Co., Keefe, Bruyette & Woods, Inc., Macquarie Capital (USA) Inc. and Zions Direct are serving as underwriters and joint book-running managers for the offering.

The auction is expected to open on Monday, April 29, 2013 at 9:00 am Eastern Time and close on Tuesday, April 30, 2013 at 2:30 pm Eastern Time.

Zions intends to use the net cash proceeds from this offering for general corporate purposes, which may include the redemption of certain securities.

As announced on March 14, 2013, in connection with the Federal Reserve Board’s review of Zions’ 2013 Capital Plan under its 2013 Capital Review Plan, the Federal Reserve Board did not object to key capital actions relating to the reduction of the cost and quantity of non-common capital. Specifically, among other things, the Federal Reserve Board did not object to the issuance by Zions of up to $600 million in additional non-cumulative perpetual preferred stock (which $600 million includes the $171.8 million of depositary shares representing shares of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock issued in February 2013).

ZIONS BANCORPORATION

Press Release – Page 2

April 26, 2013

Zions is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities through nearly 500 offices in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices.

Zions has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zions has filed with the SEC for more complete information about Zions and this offering. Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, New Jersey 07311-3988, telephone toll-free: 1-800-503-4611 or by email: prospectus.cpdg@db.com, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone toll-free: 1-866-471-2526, facsimile: 212-902-9316 or by email: prospectus-ny@ny.email.gs.com, Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, NY 10019, Attention: Capital Markets or telephone: 1-800-966-1559, Macquarie Capital (USA) Inc., 125 West 55th Street, New York, NY 10019, Attention: Prospectus Department, by email: us.prospectus@macquarie.com or by telephone: 1-888-268-3937, or by visiting Zions Direct’s auction website at www.zionsdirect.com, or by visiting EDGAR on the Commission’s website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy preferred stock or depositary shares of Zions or any other securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release contains statements that relate to the projected or modeled performance or condition of Zions and elements of or affecting such performance or condition, including statements with respect to forecasts, opportunities, models, illustrations, scenarios, beliefs, plans, objectives, goals, guidance, expectations, anticipations or estimates, and similar matters. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual facts, determinations, results or achievements may differ materially from the statements provided in this presentation since such statements involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions; economic, market and business conditions, either nationally, internationally, or locally in areas in which Zions conducts its operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; changes in debt, equity and securities markets; adverse legislation or regulatory changes and/or determinations; and other factors described in Zions’ most recent annual and quarterly reports. In addition, the statements contained in this presentation are based on facts and circumstances as understood by management of the company on the date of this press release, which may change in the future. Except as required by law, Zions disclaims any obligation to update any statements or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events, developments, determinations or understandings.

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